UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at March 18, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: March 24, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO ANNOUNCES 2009 YEAR END RESULTS

March 18, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three and twelve months ended December 31, 2009. Except where otherwise noted, all currency amounts are stated in Canadian dollars.

For the year ended December 31, 2009, Taseko had operating profit of $48.3 million and earnings before tax and other items of $27.0 million, compared to an operating profit of $28.1 million for the 15 months year ended December 31, 2008. For the quarter ended December 31, 2009, the operating profit was $15.7 million and earnings before tax and other items was $3 million. Other items include an unrealized (non cash) loss attributable to derivative instruments.

Annual revenue was $188.9 million from the sale of 68.1 million pounds of copper and 0.7 million pounds of molybdenum at average realized prices of US$2.31 per pound and US$11.02 per pound, respectively.

Russell Hallbauer, President and CEO of Taseko commented, "The significant increase in metal prices in 2009, combined with steadily improving operational performance at our Gibraltar Mine, contributed to the strong earnings and cash flow for the year. Financially, we are in excellent shape with sufficient cash on hand to fund all capital expenditures at Gibraltar in 2010. Our Gibraltar team is making steady progress on construction projects and the new in-pit crusher/conveyor system, which is expected to begin its commissioning phase later this month."

Mr. Hallbauer continued, "Public hearings regarding the federal environmental assessment review of our Prosperity Project will commence on March 22 in Williams Lake. These hearings will take place in the local communities and are expected to last six weeks. Local support remains very strong and we are confident that all the hard work undertaken will create positive consequences through this final phase of the environmental assessment.

The financing elements of the $815 million Prosperity Project are being advanced with the timing of these initiatives aligned with the overall project schedule. In addition to the approximately $180 million from the sale of 25% of Gibraltar, which is expected to close imminently, we continue to work towards the sale of 20-25% of Prosperity's gold production for proceeds of approximately $350 million. Including Gibraltar cash flow, we anticipate having at least 75% of the cash requirements to build Prosperity committed by the time we receive federal approval."

Highlights

Gibraltar Production and Sales
•           In the 12-months ended December 31, 2009, production was 70.3 million pounds of copper and 0.6 million pounds of molybdenum, 12 percent and 14 percent higher, respectively, than in the same period in 2008.

•           In the 12-months ended December 31, 2009, copper in concentrate sales was 65.9 million pounds and 2.2 million pounds of copper cathode was sold. Molybdenum in concentrate sales was 0.7 million pounds.

The following table is a summary of operating statistics:

	Three months ending December 31, 2009	Twelves months ending December 31, 2009
Total tons mined (millions)1	11.3	34.9
Tons of ore milled (millions)	3.2	13.0
Stripping ratio	2.2	1.8
Copper grade (%)	0.319	0.319
Molybdenum grade (%Mo)	0.010	0.011
Copper recovery (%)	84.1	82.3
Molybdenum recovery (%)	20.9	24.4
Copper production (millions lb)2	17.4	70.3
Molybdenum production (thousands lbs)	113	629
Foreign Exchange ($C/$US)	1.06	1.14
Copper production costs, net of by-product credits3, per lb of copper	US$1.67	US$1.24
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.31	US$0.30
Total cash costs of production per lb of copper	US$1.98	US$1.54

1 Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 Copper production includes concentrate and cathode.
3 By-product credit is calculated on a three month total and averaged over the quarter.

Total cash costs for the quarter ended December 31, 2009 were approximately US$0.44/lb above the annual average. This was the result of the combination of low production in October due to milling lower than deposit average grades because of a geotechnical event in July 2009, costs associated with removal by a contractor of very loose soils at the location of the geotechnical event in July 2009, and an increased strip ratio as the mine moved back to the mine site average strip ratio based on continued strength in the price of copper. The higher costs were partially off-set by increased copper recoveries related to the completion of commissioning of the cleaner and regrind circuits.

The following table illustrates fourth quarter of 2009 copper production and recovery with the results from the first two months of 2010:

	October 2009	November 2009	December 2009	January 2010	February 2010
Mill Throughput (millions, tons)	1.1	1.1	1.0	1.2	1.2
Recoveries (%)	79.9	82.8	89.8	88.9	90.1
Production (millions, pounds)	4.8	5.7	6.8	8.7	6.8

Gibraltar Fixed Infrastructure Upgrades and Installations

Improvements to the concentrator and ore handling facilities at Gibraltar continued through the fourth quarter. The higher capacity cleaner flotation circuit and modern regrind tower mill completed in August were fully commissioned in mid-November providing the recovery improvements listed in the table above.

As at March 16, construction is approximately 95% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system which, when completed and commissioned, will reduce operating costs and improve mine productivity by replacing the smaller original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second and third quarter, respectively. This equipment will reduce operating cost, provide a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Detailed engineering is near completion on a semi-autogenous grinding (SAG) mill direct feed system which is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

Prosperity

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the provincial government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application is planned to be submitted to the Ministry of Energy, Mines, and Petroleum Resources before the end of March 2010.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference are required to complete their work in a timely and efficient manner. The hearings are scheduled to commence in late March and be completed in early May of 2010. Following conclusion of the hearings, the Panel will submit their findings to the Federal Minister of Environment for a decision. This process is expected to be completed by mid 2010.

Taseko will host a conference call on Friday, March 19, 2010 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (888) 300-2318, or (719) 325-2112 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until March 26, 2010 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 internationally and using the passcode 7449730.

For further information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•          uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•          uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•          uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•          changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•          the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•          the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•          the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.